77I.     Terms of New or Amended Securities

         On May 4, 2004, the Small Cap Growth Fund issued a new class of shares (Class I shares). Class I shares are sold without a sales charge or 12b-1 fee but are available only through asset allocation programs offered by selected financial advisors and are subject to higher initial investment requirements than other classes of shares issued by the Fund.

         On June 22, 2004, a new series of Registrant designated the "Micro Cap Growth Fund," began its public offering. The Micro Cap Growth Fund seeks long-term growth of capital by investing at least 80% of its assets in the common stocks of micro cap companies.